UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  __ )*

Under the Securities Exchange Act of 1934

PHOTOVOLTAIC SOLAR CELLS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71942A-20-8
(CUSIP Number)

Yeshiva University c/o Office of Biotechnology, Albert Einstein College of Medicine of Yeshiva University 1300 Morris Park Avenue Bronx, NY 10461 Attn: Director Telephone: 718-430-3357
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71942A-20-8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yeshiva University I.R.S. Identification No.: 13-1624225
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization New York, United States of America
Number of	7.	Sole Voting Power 1,150,242
Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person	9.	Sole Dispositive Power 1,150,242
With	10.	Shared Dispositive Power 0
11 .	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.78%*
14.	Type of Reporting Person (See Instructions) CO
______________________
*	Percentage calculated based on 19,884,442 shares of common stock outstanding on February 28, 2012, as reported in the Issuer’s Press Release issued on February 28, 2012.

Item 1.	Security and Issuer

Common Stock, par value $0.0001 per share (“Common Stock”), of Photovoltaic Solar Cells, Inc. (the “Issuer”), with principal executive offices at 4 Autumnwood Court, The Woodlands, Texas 77380.

Item 2.	Identity and Background

a)   Name:

Yeshiva University (the “Reporting Person”)

(b)   Business Address:

Yeshiva University
c/o Office of Biotechnology, Albert Einstein College of Medicine of Yeshiva University
1300 Morris Park Avenue
Bronx, NY 10461

(c)   Principal Business and State of Incorporation:

The Reporting Person, a New York education corporation, is a private, non-profit institution of  higher education composed of several colleges and schools providing undergraduate, graduate, professional and post-doctoral education and training, including the Albert Einstein College of Medicine.

(d)   Conviction in a Criminal Proceeding:

      The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Conviction in a Civil Proceeding:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 27, 2012 the Issuer closed on a Share Exchange Agreement, dated as of February 27, 2012, with MetaStat, Inc., a Delaware corporation (“Metastat”), and the shareholders of MetaStat (the “MetaStat Shareholders”), which set forth the terms and conditions of the exchange by the MetaStat Shareholders of their shares of common stock of MetaStat, representing all of the issued and outstanding capital stock of MetaStat, in exchange for the issuance by the Issuer to the MetaStat Shareholders of an aggregate of 18,369,421 shares of the Issuer's common stock (the “Share Exchange”). Effective at the closing of the Share Exchange, MetaStat became a wholly-owned subsidiary of the Issuer.

         The Reporting Person was a shareholder of MetaStat prior to the Share Exchange and on February 27, 2012 acquired 1,150,242 shares of the Issuer's Common Stock (the “Securities”).

Item 4.	Purpose of Transaction

As described in Item 3 above, the Reporting Person acquired the Securities in connection with the Share Exchange.  The Reporting Person intends to sell all or a portion of its holdings of the Securities in the open-market or in privately negotiated transactions as soon as practicable, subject to market conditions and compliance with applicable laws.  However, the Reporting Person intends to review its investment on an ongoing basis and such continuing review may result in the Reporting Person maintaining its holdings at current levels or acquiring additional Securities.  Any such actions the Reporting Person may undertake will be dependent upon, among other things: the market price of shares of the Common Stock; general market and economic conditions; its on-going evaluation of the Issuer's business, financial condition, operations and prospects; the actions of the management and Board of Directors of the Issuer; and other future developments.  Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   Aggregate number and percentage of class beneficially owned:

As a result of the Share Exchange, the Reporting Person beneficially owns 1,150,242 shares of common stock of the Issuer. This constitutes 5.78% of the 19,884,422 total shares outstanding as of February 28, 2012, as set forth in the Issuer's Press Release issued on February 28, 2012.

(b)   Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

The Reporting Person has sole voting power over 1,150,242 shares.

(ii) Shared power to vote or direct the vote:

The Reporting Person has shared voting power over 0 shares.

(iii) Sole power to dispose or to direct the disposition of:

The Reporting Person has sole power to dispose or to direct the disposition of 1,150,242 shares.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Person has shared power to dispose or to direct the disposition of 0 shares.

The name of the person who has voting or investment control over the securities owned by the Reporting Person is J. Michael Gower, Vice President for Business Affairs & Chief Financial Officer of Yeshiva University.

(c)   Transactions during the past 60 days.

Except as set forth herein, to the knowledge of the Reporting Person, no transactions in the class of securities reported on were effected during the last 60 days by the Reporting Person other than the exchange of MetaStat common stock for the Issuer’s common stock which exchange was done in conjunction with the Share Exchange.

(d)   Right to dividends or proceeds of sale.

      To the best of the Reporting Person's knowledge as of the date hereof, the Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Registration Rights Agreement, dated as of February 27, 2012, by and among the Issuer and certain persons which requires the Issuer to file a registration statement within 120 days after February 27, 2012 and to have the registration statement declared effective within 180 days after February 27, 2012, if the registration statement is not subject to a full review and within 270 days after February 27, 2012 if the registration statement is subject to a full SEC review.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

YESHIVA UNIVERSITY

Dated: March 7, 2012	/s/ J. Michael Gower
Name: J. Michael Gower
Title: Vice President for Business Affairs & Chief Financial Officer